Exhibit 99.2

01 - Ali Parsadoust 04 - Georgi Ganev 02 - Mohannad AlBlehed 05 - Mairi Johnson 03 - Per Brilioth 06 - David Warren For Against Abstain For Against Abstain For Against Abstain 62BM Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03O9XC + + Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 3. A 2. To re-appoint KPMG LLP in the United Kingdom as auditors of the Company and approve the discretion of the board of directors to determine the remuneration of the same. 3. To approve the reverse share split and the amendments to the memorandum. 1. To re-elect the existing directors: For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q 2022 Annual Meeting Proxy Card For Against Abstain 000004 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ 1234 5678 9012 345 MMMMMMMMM MMMMMMMMMMMMMMM 548361 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T C123456789 MMMMMMMMMMMM MMMMMMM 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext If no electronic voting, delete QR code and control # Δ≈ You may vote online or by phone instead of mailing this card. Online Go to www.investorvote.com/BBLN or scan the QR code — login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/BBLN Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Your vote matters – here’s how to vote!

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/BBLN Notice of 2022 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — September 14, 2022 Ali Parsadoust and Charlie Steel, or either of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Babylon Holdings Limited to be held on September 14, 2022 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors and FOR items 2-3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Babylon Holdings Limited q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Change of Address — Please print new address below. Comments — Please print your comments below. Non-Voting Items C + + Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: https://ir.babylonhealth.com/ The 2022 Annual Meeting of Shareholders of Babylon Holdings Limited will be held on 14 September, 2022 at 9:00am CT, virtually via the internet at www.meetnow.global/MPTLV2P. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.

01 - Ali Parsadoust 04 - Georgi Ganev 02 - Mohannad AlBlehed 05 - Mairi Johnson 03 - Per Brilioth 06 - David Warren For Against Abstain For Against Abstain For Against Abstain 1UPX Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03O9YC + + Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 3. A 2. To re-appoint KPMG LLP in the United Kingdom as auditors of the Company and approve the discretion of the board of directors to determine the remuneration of the same. 3. To approve the reverse share split and the amendments to the memorandum. 1. To re-elect the existing directors: For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q 2022 Annual Meeting Proxy Card For Against Abstain MMMMMMMMM 548361 MMMMMMMMMMMM

Notice of 2022 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — September 14, 2022 Ali Parsadoust and Charlie Steel, or either of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Babylon Holdings Limited to be held on September 14, 2022 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors and FOR items 2-3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Babylon Holdings Limited q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: https://ir.babylonhealth.com/